EXHIBIT 99.61

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

October 12, 2001
TSE Symbol: GAM
News Release #16-2001	Issued: 20,670,066 Shares

GAMMON LAKE CLOSES $1.0 MILLION IN PRIVATE PLACEMENT

Gammon Lake Resources Inc. (TSE:GAM) announced today that it has closed a $1,027,000 private placement as earlier announced. The private placement consists of the sale of 1,975,000 Special Warrants sold at $0.52 per Special Warrant for gross proceeds of $1,027,000. Each Special Warrant is exercisable for one common share and one common share purchase warrant for no further consideration to be qualified by a prospectus in the next 150 days. Each whole common share purchase warrant entitles the holder to acquire one common share for $0.65 in the two year period after closing. Northern Securities Inc. was the lead agent on the offering.

Gammon Lake will employ the proceeds of the financing along with current cash balances on hand to complete the feasibility study being undertaken on its Ocampo project in Chihuahua State, Mexico.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.